UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐      No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)
Date: 10th April 2008

	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head – Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 10th April 2008 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Record date for payment of Dividend for the year ended 31st March, 2008

To

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

We wish to inform you that the Board of Directors of the Bank have fixed 30th April, 2008 as Record Date for the purpose of payment of dividend for the year ended 31st March, 2008 to its shareholders.

The dividend if approved by the shareholders of the Bank at the ensuing 14th Annual General Meeting will be paid to those shareholders whose names appears on the Register of Members of the Bank as well as on the Depository Records as on 30th April , 2008

As already informed to you , a meeting of the Board of Directors of the Bank have been convened on 24th April, 2008 to inter -alia consider the Annual Accounts for the year ended 31st March, 2008 and to recommend dividend for the year 2007- 08.

Thanking you

Yours truly,

For HDFC Bank Limited

Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary.